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                                  ATTACHMENT A

      Arthur Geiger and Barbara Geiger have individually become the beneficial owners of in excess of 5% of the Common Stock of Electronic Clearing House, Inc. ("ECHO") through a series of transactions as set forth below:

                              Common Stock & Shares
                       (may be deemed beneficially owned)

Transaction      Arthur          Trusts           Barbara      Geiger             Client
Date             Geiger                                        Children           Trusts

Prior to
12/28/94         25,100         160,000          105,800        20,000
12/28/94         90,000(1)      300,000(2)                      60,000(3)
1/4/95           10,000(4)       10,000(4)
5/24/95                          50,000(5)        50,000(5)
7/20/95          34,000(4)                         2,000(4)      4,000(4)
9/12/95          10,000(4)
2/23/96          30,000(6)      100,000(7)                      20,000(8)
6/6/97                                                                            210,000(9)



1. Acquired through a $30,000 loan to ECHO which includes interest at 12% paid quarterly and carries conversion rights to 60,000 shares of Common Stock at $.50 per share and also includes warrants for 30,000 shares of Common Stock at $.50 per share exercisable by December 28, 1999.

2. Same loan program as in 1 above with a $100,000 loan by the Trusts with conversion rights to 200,000 shares of Common Stock at $.50 per share and warrants for 100,000 shares at $.50 exercisable by December 28, 1999.

3. Same loan program as in #1 above with $20,000 in loans with conversion rights to 40,000 shares of Common Stock at $.50 per share and warrants for 20,000 shares at $.50 exercisable by December 28, 1999.

4.     Share Purchase.

5. Consideration for extension of a 1993 loan was an additional 50,000 warrants exercisable for $.50 per share.

6. Consideration for the extension of the December 28, 1994 loan was an additional 15,000 warrants at $.40 per share expiring February 23, 1999 and lowering the exercise of warrants and the conversion price to $.40 per share (resulting in an additional 15,000 shares).

7. Consideration for the extension of the December 28, 1994 loan was an additional 50,000 warrants at $.40 per share expiring February 23, 1999 and lowering the exercise of warrants and the conversion price to $.40 per share (resulting in an additional 50,000 shares).

8. Consideration for the extension of the December 28, 2994 loan was an additional 10,000 warrants at $.40 per share expiring on February 23, 1999 and lowering the exercise warrants and the conversion price to $.40 per share (resulting in an additional 10,000 shares).

9. Purchased in a private transaction of Series K Preferred Stock each share of which is convertible to 4 shares of Common Stock. Purchase was 52,500 shares at $4.00 per share. These are convertible to 210,000 shares of Common Stock.




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